FORM 12B-25
                                SEC FILE NUMBER
                                    0-19333

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20459

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):
[X] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR
     For  Period  Ended:          March  31,  1998
     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR
     For  the  Transition  Period  Ended:


     Read  Attached  Instruction Sheet Before Preparing Form.  Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART  I-REGISTRANT  INFORMATION


     TV  COMMUNICATIONS  NETWORK,  INC.
     (Full  name  of  Registrant)

     10020  E.  GIRARD  AVENUE  #300
     (Address  of  Principal  Executive  Office)

     DENVER,  COLORADO    80231
     (City  State  Zip)

PART  II.RULES  12B.25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b.25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10.K, Form 10-KSB, Form 20-F, 11.K or Form N.SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10.Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribe due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b.25(c) has been attached if applicable.

------

PART  III.  NARRATIVE


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     MORE  TIME  IS  NEEDED  TO  ACCUMULATE  INFORMATION.


PART  IV.  OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

 Dennis  J.  Horner      (303)                   751-2900
     (Name)          (Area  Code)          (Telephone  Number)
     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          [X]  Yes          [  ]  No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          [  ]  Yes          [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        TV COMMUNICATIONS NETWORK, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date          June  30,  1998          /s/  Omar  A. Duwaik, President and CEO
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).